@NOTES text:On October 31, 2000, the
International Fund
acquired substantially all of the assets of the
T. Rowe Price Global Government Bond
Fund (the Global
Fund), pursuant to the
Agreement and Plan of Reorganization
 dated November 1,
2000, and approved by Global
Fund shareholders on October 25, 2000.
 The acquisition was
accomplished by a tax-free
exchange of 2,729,339.503 shares of the
International Fund,
having a value of $23,063,000,
for the 2,893,716.295 shares of the
Global Fund outstanding
at the merger date.  The
Global fund's net assets at that date,
which included
$611,000 of unrealized depreciation,
were combined with those of the
International Fund,
resulting in aggregate net assets of
$697,443,000.